Mail Stop 3561

September 11, 2007

Mr. Frank F. Ferola
Chief Executive Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, Florida 33309

> **RE: The Stephan Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007**
> **Filed April 18, 2007 and August 13, 2007**
> **File No. 1-4436**

Dear Mr. Ferola:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 20

Liquidity and Capital Resources, page 23

1.   Please revise to discuss the primary drivers of and other material factors necessary to an understanding of your cash flows. Ensure you discuss the underlying reasons for the variability in historical cash flows as well as their reasonably likely impact on future cash flows and cash management decisions. Refer to the instructions to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-10

2.   Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent material, please quantify in MD&A the amount of these costs excluded from cost of goods sold.

Revenue Recognition, page F-12

3.   Please revise your disclosure to clarify the point in time that revenues are recorded, for example, upon shipment or upon delivery to and acceptance by the customer. If revenues are recorded upon shipment, please disclose how your policy complies with GAAP; for example, if your shipping terms determine risk of loss and/or title transfer, disclose such terms in your filings. Refer to SAB Topic 13:A.

Note 8. Income Taxes, page F-19

4.	Please provide us with a revised effective rate reconciliation for fiscal year 2006. In the revised reconciliation, please reconcile from your statutory tax benefit rate of 34% to your effective tax benefit rate of 37%. The effective tax benefit rate of 11.2% to which you currently reconcile does not recompute based on your reported income tax benefit as a percentage of your loss before income tax. In revising your effective rate reconciliation, ensure you consider the impact on your effective tax rate of the increase in your valuation allowance during 2006. The revised reconciliation should be included in your future filings.

Note 9. Segment Information, page F-20

5.	Pursuant to paragraph 29 of SFAS 131, the measure of segment profit or loss to be disclosed in the financial statements is the measure that is reported to the chief operating decision maker. It does not appear that you have complied with this guidance since the measure of segment profit or loss you disclose for each reportable segment is loss before income taxes and intercompany eliminations, yet, you disclose that management evaluates the performance of each segment based upon results of operations before income taxes, intercompany allocations, interest and amortization. Please advise, or otherwise revise your disclosure accordingly. Additionally, please revise your interim period financial statements to disclose all of the interim period information required by paragraphs 33(a)-(f) of SFAS 131.

Note 11. Capital Stock and Stock Options, page F-23

6.	For each year for which an income statement is provided, please disclose the weighted average grant date fair value of options granted during the year, the total intrinsic value of options exercised during the year, and the total fair value of shares vested during the year. Also disclose the aggregate intrinsic value of fully vested options outstanding and currently exercisable. Refer to paragraphs A240.c. and A240.d. of SFAS 123R.

Form 10-QSB for Fiscal Quarter Ended June 30, 2007

7.	Please address the comments above in your Forms 10-Q as applicable.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief